UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Free Translation into English from the
Original Previously Issued in Portuguese)

Interim Financial Information

Assaí Atacadista

Interim Financial Information for the Quarter Ended March 31, 2021 and Report on Review of Interim Financial Information

ASSAÍ
ATACADISTA

Index

Consolidated and Individual interim financial information
Balance Sheet	1
Statements of Operations	3
Statements of Comprehensive Income	4
Statements of Changes in Shareholder’ Equity	5
Statements of Cash Flows	6
Statements of Value Added	7
Notes to the consolidated and individual interim financial information	8

Sendas Distribuidora S.A. Balance Sheet As of March 31, 2021 (In millions of Brazilian Reais)

ASSETS	Note	3/31/2021	12/31/2020
Current assets			Restated
Cash and cash equivalents	6	2,764	3,532
Trade receivables	7	199	182
Inventories	8	3,436	3,739
Recoverable taxes	9	562	768
Derivative financial instruments	15.7	1	57
Other accounts receivable		34	34
Other current assets		89	37
Total current assets		7,085	8,349

Non-current assets
Recoverable taxes	9	785	866
Derivative financial instruments	15.7	7	11
Related parties	10	181	178
Restricted deposits for legal proceedings	16.7	133	134
Other non-current assets		1	1
		1,107	1,190

Investments	11	784	769
Property, plant and equipment	12	7,603	7,476
Intangible assets	13	1,037	1,037
		9,424	9,282

Total non-current assets		10,531	10,472

Total assets		17,616	18,821

The accompanying notes are integral part of these individual and consolidated interim financial information.

1

Sendas Distribuidora S.A. Balance Sheet As of March 31, 2021 (In millions of Brazilian Reais)

LIABILITITES	Note	3/31/2021	12/31/2020
Current liabilities			Restated
Trade payables, net	14	4,124	5,058
Borrowings and financing	15.7	22	280
Debentures and promissory notes	15.7	1,842	1,840
Payroll and related taxes		410	371
Lease liabilities	17	184	172
Related parties	10	85	41
Taxes payable		103	104
Income tax and social contribution payable		100	424
Deferred revenues	18	176	227
Dividends payable	20.2	85	85
Other current liabilities		117	184
Total current liabilities		7,248	8,786

Non-current liabilities
Borrowings and financing	15.7	950	952
Debentures and promissory notes	15.7	4,758	4,759
Deferred income tax and social contribution	19.2	91	82
Provision for legal proceedings	16	291	282
Lease liabilities	17	2,678	2,604
Deferred revenues	18	1	1
Other non-current liabilities		9	8
Total non-current liabilities		8,778	8,688

Shareholders’ equity
Capital stock	20.1	761	761
Capital reserve		7	4
Profit reserve		822	582
Total shareholders’ equity		1,590	1,347

Total liabilities and shareholders’ equity		17,616	18,821

The accompanying notes are integral part of these individual and consolidated interim financial information.

2

Sendas Distribuidora S.A. Statement of operations For the three-month periods ended March 31, 2021 and 2020 (In millions of Brazilian Reais, unless otherwise stated)

		Parent Company		Consolidated
	Note	3/31/2021	3/31/2020	3/31/2020
Continued operations				Restated
Net operating revenue	21	9,448	7,838	7,838
Cost of sales	22	(7,941)	(6,621)	(6,621)
Gross profit		1,507	1,217	1,217
Operation expenses, net
Selling expenses	22	(756)	(620)	(620)
General and administrative expenses	22	(137)	(94)	(94)
Depreciation and amortization		(145)	(117)	(117)
Share of profit and loss of associates	11	15	(16)	-
Other operating expenses, net	23	(1)	(60)	(60)
		(1,024)	(907)	(891)
Operating profit before financial result		483	310	326

Net financial result	24	(134)	(155)	(155)

Income before income taxes from continuing operations		349	155	171

Income tax and social contribution	19.1	(109)	(55)	(55)

Net income from continuing operations		240	100	116

Discontinued operations

Net income from discontinued operations, net of taxes	27	-	-	6

Net income for the period		240	100	122

Basic and diluted earnings per share from continuing operations attributable to controlling shareholders (in Reais - R$) Common shares	25	0.89552	0.38760

Basic and diluted earnings per share attributable to controlling shareholders (in Reais – R$) Common shares	25	0.89552	0.38760

The accompanying notes are integral part of these individual and consolidated interim financial information

3

Sendas Distribuidora S.A. Statements of Comprehensive Income For the three-month periods ended March 31, 2021 and 2020 (In millions of Brazilian Reais)

	Parent Company		Consolidated
	3/31/2021	3/31/2020	3/31/2020
			Restated
Net income for the period	240	100	122
Items that may be subsequently reclassified into the statement of operations
Fair value of expected credit loss	-	1	1
Hedge operations	-	(4)	(4)
Exchange rate variation of foreign investments	-	491	619
Taxes over other comprehensive income	-	(2)	(2)
Other comprehensive income	-	(2)	(2)
Total comprehensive income for the period	240	584	734

Attributable to:
Controlling shareholders			584
			584

The accompanying notes are integral part of these individual and consolidated interim financial information.

4

Sendas Distribuidora S.A. Statements of Changes in Shareholders´ Equity For the three-months periods ended March 31, 2021 and 2020 (In millions of Brazilian Reais)

		Capital reserve
				Profit reserve
	Capital stock	Others reserve	Purchase options	Legal reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Equity attributed to controlling shareholders	Non-controlling interest	Total
As of January 1, 2020	4,421	-	18	177	2,320	-	162	7,098	2,603	9,701

Other comprehensive income
Net income for the period	-	-	-	-	-	100	-	100	22	122
Hedge operation	-	-	-	-	-	-	(4)	(4)	-	(4)
Exchange rate variation of foreign Investments	-	-	-	-	-	-	491	491	128	619
Fair value of expected credit loss	-	-	-	-	-	-	1	1	-	1
Taxes over other comprehensive income	-	-	-	-	-	-	(2)	(2)	-	(2)
Other comprehensive income	-	-	-	-	-	-	(2)	(2)	-	(2)
Comprehensive income for the period	-	-	-	-	-	100	484	584	150	734

Capital increase with real estate properties	57	-	-	-	-	-	-	57	-	57
Stock options granted	-	-	2	-	-	-	-	2	-	2
Interim dividends	-	-	-	-	-	-	-	-	(62)	(62)
Hyperinflationary economy effect (*)	-	-	-	-	58	-	-	58	1	59
Others	-	-	-	-	(7)	-	-	(7)	-	(7)
As of March 31, 2020	4,478	-	20	177	2,371	100	646	7,792	2,692	10,484

As of December 31, 2020	761	(19)	23	217	428	-	-	1,410	-	1,410
Restated adjustments	-	-	-	(65)	2	-	-	(63)	-	(63)
As of December 31, 2020, restated	761	(19)	23	152	430	-	-	1,347	-	1,347
Other comprehensive income
Net income for the period	-	-	-	-	-	240	-	240	-	240
Comprehensive income for the period	-	-	-	-	-	240	-	240	-	240
Stock options granted	-	-	3	-	-	-	-	3	-	3
As of March 31, 2021	761	(19)	26	152	430	240	-	1,590	-	1,590

(*) Refers to adjustments made in foreign subsidiaries with hyper-inflationary economy.

The accompanying notes are integral part of these individual and consolidated interim financial information.

5

Sendas Distribuidora S.A. Statements of Cash Flows For the three-month periods ended March 31, 2021 and 2020 (In millions of Brazilian Reais)

	Parent Company		Consolidated
	3/31/2021	3/31/2020	3/31/2020
Cash flow from operating activities
Profit from continued operation	240	100	116
Profit from discontinued operation	-	-	6
Net income for the period	240	100	122
Adjustment for reconciliation of net income for the period

Deferred income tax and social contribution	9	(23)	(37)
Loss of disposal of property, plant and equipment	46	21	90
Depreciation and amortization	157	123	314
Interest and monetary variations	148	157	151
Share of (profit) and loss of associate	(15)	16	29
Provision for legal proceedings	1	2	4
Share-based payments	3	2	2
Reversal of allowance for inventory losses and damages	(31)	(10)	(7)
Gain on leasing liability write-off	(48)	(4)	(69)
Allowance for doubtful accounts	(1)	-	(5)
	509	384	594
Variations in operating assets and liabilities
Trade receivables	(17)	(27)	51
Inventories	334	(310)	(447)
Recoverable taxes	297	(50)	(156)
Restricted deposits for legal proceedings	1	-	-
Other assets	(54)	4	5
Trade payables, net	(927)	(570)	(2,104)
Payroll and related taxes	39	23	(12)
Related parties	38	170	186
Provision for legal proceedings	(4)	(1)	(10)
Taxes and social contributions payable	(146)	64	126
Income tax and social contribution, paid	(179)	-	-
Deferred revenue	(58)	(42)	(71)
Dividends receivables	-	40	-
Other liabilities	(52)	(38)	(73)
	(728)	(737)	(2,505)

Net cash used in operating activities	(219)	(353)	(1,911)

Cash flow investment activities
Purchase of property, plant and equipment	(174)	(294)	(362)
Purchase of intangible assets	(3)	(4)	(18)
Proceeds from the sale of property, plant and equipment	-	1	1
Purchase of investment property	-	-	(6)
Net cash used in investment activities	(177)	(297)	(385)

Cash flow financing activities
Proceeds from borrowings and financing	-	203	1,322
Payments of borrowings and financing	(275)	(245)	(263)
Dividends and interest on equity paid	-	-	(17)
Payments of lease liabilities	(97)	(71)	(151)
Net cash (used in) generated by financing activities	(372)	(113)	891

Net decrease in cash and cash equivalents	(768)	(763)	(1,405)

Exchange rate variation on cash and cash equivalents	-	-	156

Cash and cash equivalents at the beginning of the period	3,532	1,876	5,026
Cash and cash equivalents at the end of the period	2,764	1,113	3,777

The accompanying notes are integral part of these individual and consolidated interim financial information.

6

Sendas Distribuidora S.A. Statement of Value Added For the three-month periods ended March 31, 2021 and 2020 (In millions of Brazilian Reais)

	Parent Company		Consolidated
	3/31/2021	3/31/2020	3/31/2020
Revenues			Restated
Sales of goods	10,355	8,578	8,578
(Allowance) reversal for doubtful accounts	(1)	1	1
Other revenues	3	(11)	(11)
	10,357	8,568	8,568
Products acquired from third parties
Costs of goods sold	(8,652)	(7,086)	(7,086)
Materials, energy, outsourced services and others	(460)	(378)	(378)
	(9,112)	(7,464)	(7,464)
Gross value added	1,245	1,104	1,104
Retention
Depreciation and amortization	(157)	(123)	(123)
Net value added produced by the Company	1,088	981	981
Value added received in transfer
Share of profit (loss) of subsidiaries and associates	15	(16)	-
Financial revenue	17	63	63
	32	47	63

Outcome of discontinued operations	-	-	6
Total value added to distribute	1,120	1,028	1,050
Personnel	479	431	431
Direct compensation	321	273	273
Benefits	126	103	103
Government severance indemnity fund for employees (FGTS)	26	23	23
Others	6	32	32
Taxes, fees and contributions	247	275	275
Federal	189	109	109
State	41	150	150
Municipal	17	16	16
External financiers	154	222	222
Interest	151	218	218
Rentals	3	4	4
Shareholders’ remuneration	240	100	122
Retained earnings for the period	240	100	100
Non-controlling interest in retained earnings	-	-	22
Total value added to distributed	1,120	1,028	1,050

The accompanying notes are integral part of these individual and consolidated interim financial information.

7

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
1	Corporate information

Sendas Distribuidora S.A. (the “Company” or “Sendas”) is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its stores, represented by the banner “ASSAÍ”. The Company is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ. On March 31, 2021, the Company operated 184 stores and 12 Distribution Centers which were present in all five regions of the country, distributed in 23 states (including Federal District).

With the corporate reorganization process concluded on December 31, 2020, see note 1.2, the Company ceased to be a wholly owned subsidiary of Grupo Pão de Açucar (“GPA”) and became a direct subsidiary of Wilkes Participações S.A. (“Wilkes”).

On November 27, 2019, the Company took over from Casino Guichard Perrachon (“Casino”) the control of Almacenes Éxito S.A. (“Éxito”), an entity operating in Colombia, under the supermarket and hypermarket banners Éxito, Carulla, Super Inter, Surtimax, and Surtimayorista, in Argentina under the banner Libertad and in Uruguay under the banners Disco and Devoto. Additionally, Éxito operates in Colombia under the banner Viva in the mall centers. On December 31, 2020, the Company transferred Éxito’s control in its entirety to GPA as part of spin-off transaction, see note 1.2 and the Éxito’s operations has been presented as discontinued operations, see note 27.

1.1	Listing of Sendas in the Novo Mercado of B3 and NYSE

On February 19, 2021, the Company communicated to the market, through Material Fact, that on February 10, 2021 the request for listing and admission to the trading of the Company’s shares in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão was approved. And, on February 12, 2021 the request for listing of the Company American Depositary Securities (“ADSs”) representing its common shares on the New York Stock Exchange (“NYSE”) was approved.

GPA’s shareholders received, after the close of trading on February 26, 2021 (“Cut-off Date”), shares issued by the Company, in proportion to their respective holdings in the capital stock of GPA.

The ADSs issued by the Company were negotiated on NYSE as of March 1, 2021 up to March 5, 2021.

1.2	Corporate reorganization

At meetings held on December 12, 2020 and disclosed to the market on December 14, 2020, the Board of Directors of the Company and GPA approved the Transaction to separate the cash and carry business under the ASSAÍ banner from the traditional retail business of GPA.

At the Extraordinary Shareholders’ Meeting held on December 31, 2020, shareholders of the Company and GPA approved the Transaction described below:

i)	Spin-off of the Company: partial spin-off of Sendas with the incorporation of the spin-off assets by GPA whose the net carrying amount calculated by the independent evaluator company was R$9,179, comprising 90.93% of the total Éxito’s shares held by the Company, corresponding to 393,010,656 (three hundred ninety-three million, ten thousand, six hundred fifty-six) shares and equivalent to approximately 87.80% of the total shares issued by Éxito (“Éxito participation”) and for 6 (six) gas stations held by Sendas (“Operational Assets”) in the amount of R$25; ‘and

8

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

ii)	Spin-off of GPA: partial spin-off of GPA which aims segregate the totality of shareholding participation that GPA holds, whose net carrying amount calculated by the independent evaluator company was R$1,216, with the distribution of the shares issued by Sendas, owned by GPA, directly to GPA’s shareholders, as a proportion of one share issued by the Company for each one share issued by GPA.

In the spin-off process between Sendas and GPA, an exchange of assets was performed that transferred to GPA 9.07% of the total shares held by the Company, corresponding to 39,246,012 (thirty-nine million, two hundred and forty-six thousand and twelve) shares and equivalent to approximately 8.77% of total shares issued by Éxito undertaking the receipt of the following assets owned by GPA that may be developed by the Company:

i)           50% of the shares of Bellamar Empreendimento e Participações Ltda. (“Bellamar”), a holding Company that holds an investment in 35.76% of the Financeira Itaú CBD S.A – Crédito, Financiamento e Investimento (“FIC”), in the amount of R$769, see note 11.1, and real state in the amount of R$146.

ii)          Company’s capital stock increase in the amount of R$685 through: a) R$500 in cash; b) R$140 capitalization of amounts payable to GPA; c) R$45 net book assets of stores that may be developed by the Company.

iii)        R$168 regarding to contingent liabilities and related judicial deposits and which the Company and GPA have agreed to be responsible after the spin-off. This indemnity effects were recorded in related parties, see note 10.

According to the material fact published on November 19, 2020, the Company obtained all necessary authorizations from its creditors, in order to proceed with the segregation of its cash & carry operation through referred spin-off, on the same date, the renegotiation of certain remuneration rates was also approved and the release from GPA as guarantor for the issuance of the Company’s debentures and promissory notes. The total amount of the renegotiated debt was R$6,644, representing 85% of the Company’s gross debt of the Company on December 31, 2020.On the other hand of the renegotiation of the remuneration rates, the Company obtained a “waiver” related to financial covenants for the period of December 31, 2020 up to December 31, 2023 and due to this renegotiation, the amount of R$71 was recognized in the financial result as debt cost.

1.2.1	Derecognition of Éxito subsidiary

Éxito’s balance sheet as of December 31, 2020 is presented below. The Company no longer presents consolidated financial statements on December 31, 2020, since the derecognition of Company’s only subsidiary has occurred.

9

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

ASSETS	3/31/2021
Current assets
Cash and cash equivalents	3,687
Trade receivables	384
Other accounts receivables	220
Invetories	2,993
Recoverable taxes	570
Other current assets	130
7,984

Assets held for sale	30

Total current assets	8,014

Non-current assets
Related parties	82
Legal deposits	3
Other non-current assets	171
Investments	480
Investment properties	3,639
Property, plant and equipment	10,504
Intangible assets	4,051
Total non-current assets	18,930

Total assets	26,944

LIABILITIES
Current liabilities
Trade payable	6,449
Borrowings and financing	1,051
Payroll and related taxes	375
Lease liabilities	377
Related parties	77
Taxes and social contributions payable	288
Acquisition of non-controlling interest	636
Deferred revenues	200
Dividends payable	40
Other current liabilities	236
Total current liabilities	9,729

Non-current liabilities
Borrowings and financing	520
Deferred income tax and social contribution	883
Provision for contingencies	139
Lease liabilities	2,039
Other non-current liabilities	39
Total non-current liabilities	3,620

Shareholders’ equity
Total shareholders’ equity	13,595

Total Liabilities and Shareholders’ equity	26,944

1.3	Impacts of the pandemic on the Company’s interim financial information

Since December 2019, a new strain of Coronavirus named as COVID-19 has spread across the world. Since then, the Company has been monitoring the spread of COVID-19 and its impacts on its operations. Several actions have been taken by the Company, among them, we appointed a crisis committee composed of senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company implemented all the measures to mitigate the transmission of virus at our stores, warehouses, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

10

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

Since the beginning of the COVID-19 outbreak, our stores have remained open during periods of general lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

On March 10, 2020, CVM issued circular letter CVM-SNC/SEP No. 02/2020 and on January 29, 2021 issued circular letter CVM-SNC/SEP No. 01/2021, guiding publicly held Companies to carefully assess the impacts of COVID-19 on their business and report in the interim financial information the main risks and uncertainties as result of such analysis, following the applicable accounting standards.

In this regard, the Company fully analyzed its financial statements, in addition to updating the analyses of going concern. Below are the key topics analyzed:

• The Company reviewed its budget, adopted to estimate the calculation of the recovery of store assets and intangible assets on December 31, 2020, and no significant reductions were seen in revenues, and in other items of the income statement to evidence impairment of these assets. Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indication of impairment for certain assets and, accordingly, updated its impairment tests. There were no new elements in the quarter ended March 31, 2021 that the Company's need to review the asset recovery test;

The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for December 31, 2020. The discount rate applied to cash flow projections is 9.8% on December 31, 2020, and the cash flows to exceed three years are extrapolated, applying a growth rate of 4.6% on December 31, 2020. As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets;

• The Company analyzed the collection of balances of trade receivables from credit card operators, clients, galleries at our stores, property rentals, and concluded that, at this point, it is not necessary to record provisions, in addition to those already recorded;

• Concerning inventories, the Company does not foresee the need to make a market price adjustment;

• Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars;

• At this point, the Company does not foresee additional funding; and

• Finally, the costs necessary to adapt the Company’s stores to serve the public were not significant and are highlighted in note 23 – Other operating expenses, net.

In summary, according to Management’s estimates and the monitoring of the impacts of the pandemic, there are no effects that should be recorded in the Company’s interim financial information, nor are there any effects on the continuity and / or estimates of the Company that would justify changes or recording provisions in addition to those already disclosed. The Company will continue to monitor and evaluate the impacts and, if necessary, make the necessary disclosures.

11

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

1.4	Going concern analysis

Management has assessed the Company’s ability to continue operating in a foreseeable future and concluded that Company has ability to maintain its operations and systems working regularly, even in the face of the COVID-19 pandemic (see note 1.3). Therefore, Management is not aware of any material uncertainty that could indicates significant doubts about its ability to continue operating. The interim financial information has been prepared based on the assumption of business continuity.

2	Basis of preparation and disclosure of the individual and consolidated interim financial information

The individual and consolidated interim financial information have been prepared in accordance with IAS 34 – Interim Financial Reporting issued by International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

The interim financial information has been prepared on a historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced by and corresponds to that used by Management in the administration of the Company.

The individual and consolidated interim financial information are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company.

The interim financial information for the three-month periods ended March 31, 2021 were approved by the Board of Directors on May 4, 2021.

3	Significant accounting policies

The main accounting policies and practices applied by the Company to the preparation of the individual and consolidated interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2020, and, therefore, it should be read together.

3.1	Standards, amendments and interpretation

There were no new standards, amendments and interpretation issued that must be disclosed for the period ended March 31, 2021.

4	Restatement of the interim financial information

4.1	Restatement of the corresponding amounts as result of Éxito’s spin-off

The consolidated interim financial statement of operations, consolidated statement of added value for the period and the explanatory notes related to three-month periods ended March 31, 2020 are being restated due to Éxito subsidiary’s spin-off according to the effects of such transaction in compliance with the accounting standard CPC 31 / IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operation.

12

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

The cash flow statement includes continued and discontinued operations in line with accounting standard CPC 31 / IFRS 5.

Statement of operations
	Consolidated
	3/31/2020
	Originally presented	Spin-off effects	Restated
Net operating revenue	12,933	(5,095)	7,838
Cost os sales	(10,474)	3,853	(6,621)
Gross profit	2,459	(1,242)	1,217
Operating expenses, net
Selling expenses	(1,323)	703	(620)
General and administrative expenses	(337)	243	(94)
Depreciation and amortization	(287)	170	(117)
Share of (profit) and loss of associates	(29)	29	-
Other operating expenses, net	(107)	47	(60)
	(2,083)	1,192	(891)
Operating profit before net financial result	376	(50)	326

Net financial result	(197)	42	(155)

Income before income taxes	179	(8)	171

Income tax and social contribution	(57)	2	(55)

Net income from continued operations	122	(6)	116

Discontinued operations

Net income from discontinued operations	-	6	6

Net income for the period	122	-	122

Statement of added value	Consolidated
	3/31/2020
	Originally presented	Spin-off effects	Restated
Revenues
Sales of goods	14,320	(5,742)	8,578
(Allowance) reversal for doubtful accounts	(3)	4	1
Other revenues	(7)	(4)	(11)
	14,310	(5,742)	8,568
Products acquired from third parties
Costs of goods sold	(10,744)	3,658	(7,086)
Materials, energy, outsourced services and other	(862)	484	(378)
	(11,606)	4,142	(7,464)
Gross value added	2,704	(1,600)	1,104
Retention
Depreciation and amortization	(314)	191	(123)
Net value added produced by the Company	2,390	(1,409)	981
Value added received in transfer
Share of profit (loss) of subsidiaries and associates	(29)	29	-
Financial revenue	128	(65)	63
	99	(36)	63

Net income from discontinued operations	-	6	6
Total value added to distribute	2,489	(1,439)	1,050
Personnel	956	(525)	431
Direct compensation	715	(442)	273
Benefits	148	(45)	103
Government severance indemnity fund for employees (FGTS)	23	-	23
Others	70	(38)	32
Taxes, fees and contributions	1,082	(807)	275
Federal	265	(156)	109
State	762	(612)	150
Municipal	55	(39)	16
External financiers	329	(107)	222
Interest	325	(107)	218
Rentals	4	-	4
Shareholders’ remuneration	122	-	122
Retained earnings for the period	100	-	100
Non-controlling interest in retained earnings	22	-	22
Total added value distributed	2,489	(1,439)	1,050

13

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

4.2	Restatement – Earnings per share

On October 5, 2020, the reverse stock split of 3,269,992,034 (three billion, two hundred sixty-nine million, nine hundred ninety-two thousand and thirty-four) nominative common shares, without nominal value issued by the Company, in the proportion of 12,1854776946393 to compose 1 (one) share (“Reverse Stock Split”) was approved, resulting in the Company’s capital stock divided into 268,351,567 (two hundred sixty-eight million, three hundred fifty-one thousand and five hundred sixty-seven) nominative common shares, without nominal value. The reverse stock split was not reflected in the interim financial information on March 31, 2020, originally issued on October 6, 2020, which disagree with the accounting standard CPC 41 / IAS 33 – Earning per share, resulting in the following restatement:

	3/31/2020
	Originally presented	Reverse stock split effects	Restated
Basic and diluted number:
Basic profit allocated and not distributed	100	-	100
Allocated net income available to ordinary shareholders	100	-	100
Basic and diluted denominator (million shares)
Weighted average number of shares	3,141	12.18548	258
Basic and diluted earnings per million shares (R$)	0.03184	-	0.38760

4.3	Restatement of profit retention reserve and proposed dividends

In the financial statements as of December 31, 2020, published on February 22, 2021, the legal reserve was constituted in the amount of R$217, exceeding the limit of 20% of the Company’s capital stock as established by art. 193 of Law No. 6,404/1976. The table below presents the impacts of the adjustments for the proper constitution of the legal reserve and proposed dividends and the restatement of the Company’s financial statement, see note 20.2 and 20.3.

Below we present the impacts on the balance sheet lines:

	12/31/2020
	Originally presented	Adjustment	Restated
Current liabilities
Dividends payable	22	63	85
Total current liabilities	8,723	63	8,786

Shareholders’ equity
Legal reserve	217	(65)	152
Profit retention	428	65	493
Dividends allocation	(22)	(63)	(85)
Total Shareholders’ equity	1,410	(63)	1,347

14

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
5	Significant accounting judgments, estimates, and assumptions

The preparation of the individual and consolidated interim financial information requires Management to makes judgments and estimates and adopt assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the period, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in upcoming periods.

The significant assumptions and estimates applied on the preparation of the individual and consolidated interim financial information for the three-month periods ended March 31, 2021 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2020.

6	Cash and cash equivalents

	3/31/2021	12/31/2020
Cash and bank accounts - Brazil	75	64
Cash and bank accounts - Abroad (*)	25	29
Financial investments - Brazil (**)	2,664	3,439
	2,764	3,532

(*) On March 31, 2021, the Company had funds held abroad, being R$25 in US Dollars (R$24 in US Dollars and R$5 in Colombian Pesos on December 31, 2020).

(**) On March 31, 2021, the financial investments correspond to the repurchase and resale agreements, yielded by the weighted average of 95.01% of CDI - Interbank Deposit Certificate (96.96% of CDI on December 31, 2020) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

7	Trade receivables
	Note	3/31/2021	12/31/2020
From sales with:
Credit card companies	7.1	64	62
Credit card companies with related parties	10.1	14	17
Sales ticket and others		103	77
Trade receivables with related parties	10.1	10	10
Trade receivables with suppliers/slips		13	20
Allowance for doubtful accounts	7.2	(5)	(4)
		199	182
7.1	Credit card companies

The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

15

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
7.2	Allowance for doubtful accounts
	3/31/2021	3/31/2020
At the beginning of the period	(4)	(5)
(Additions) reversals recorded in the period	(1)	2
At the end of the period	(5)	(3)

Set forth below the breakdown of trade receivables by their gross amount by maturity period:

			Overdue
	Total	Due	Less than 30 days	Less than 60 days	Less than 90 days	> 90 days
3/31/2021	204	204	-	-	-	-
12/31/2020	186	181	2	-	-	3

8	Inventories
	Note	3/31/2021	12/31/2020
Stores		3,080	3,416
Distribution centers	8.1	376	374
Allowance for loss on inventory obsolescence and damages	8.2	(20)	(51)
		3,436	3,739

8.1	Commercial agreements

On March 31, 2021, the amount of unrealized commercial agreements, as a reduction of inventory balance, totaled R$445 (R$444 on December 31, 2020).

8.2	Allowance for loss on inventory obsolescence and damages

	3/31/2021	3/31/2020
At the beginning of the period	(51)	(41)
Reversals	31	10
At the end of the period	(20)	(31)

16

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
9	Recoverable taxes
	Note	3/31/2021	12/31/2020

State VAT tax credits - ICMS	9.1	1,256	1,311
Social Integration Program and Contribution for Social Security Financing - PIS/COFINS	9.2	46	141
Social Security Contribution - INSS	9.3	30	36
Income tax and social contribution		1	144
Other		14	2
Total		1,347	1,634

Current		562	768
Non-current		785	866

9.1	State VAT tax credits - ICMS

Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. The referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from a manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail assumes that the trading cycle of these products will end in the State, such that ICMS is fully owed to such State.

The refund process requires evidence through tax documents and digital files of transactions made, entitling the Company to such a refund. Only after ratification by State tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after these are generated.

Since the number of items traded at the retail subject to tax replacement has been continuously increasing, the tax credit to be refunded by the Company has also grown. The Company has been realizing referred credits with authorization for immediate offset with those credits due in view of its operations, through the special regime, also other procedures regulated by state rules.

With respect to credits that cannot yet be immediately offset, the Company's Management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with taxes payable arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of March 31, 2021, the Company's management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below:

17

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

Year	Amount
In 1 year	488
From 1 to 2 years	227
From 2 to 3 years	238
From 3 to 4 years	216
From 4 to 5 years	35
After 5 years	52
Total	1,256
9.2	PIS and COFINS credits

On May 15, 2017, the Federal Supreme Court (“STF”) recognized, as a matter of general repercussion, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base, pending only the appreciation of the Declaration Embargoes filed by the National Treasury requesting modulating the effects of the decision. In this context, the Company filed a judicial measure, aiming to ensure its right to the recognition and compensation of PIS and COFINS credits improperly collected. A final, unappealable decision in the Company’s favor was rendered in September 2019. With the favorable outcome of the matter, the Company recorded the credit in the accounts, which is subject to reliable measurement. This credit was enabled by the Federal Revenue of Brazil and is being monetized under the terms of the applicable legislation.

Currently, the Company, based on the favorable judgment of the STF, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis based on the same assumptions mentioned above. The evidence that leads the Company to conclude on the right to credit for PIS and COFINS includes: i) interpretation of tax legislation; ii) internal and external factors as legal and market interpretations; and iii) accounting evaluation about the matter.

9.3	Incidence of social security contributions

On August 28, 2020, the STF, in general repercussion, recognized as constitutional the incidence of social security contributions (INSS) on the additional one-third of vacation payment. The Company has been monitoring the progress of these issues involving unconstitutionality in social security contributions, and together with its legal advisors, concluded that the elements to date do not impact the recoverability of the respective INSS credits recorded in the amount of R$11 on March 31, 2021 (R$11 on December 31, 2020).

18

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
10	Related Parties
10.1	Balances and related party transactions

	Assets				Liabilities
	Clients		Other assets		Suppliers		Other liabilities
	3/31/2021	12/31/2020	3/31/2021	12/31/2020	3/31/2021	12/31/2020	3/31/2021	12/31/2020
Controlling shareholder
Wilkes Participações S/A	-	-	-	-	-	-	1	-
Casino Guichard Perrachon	10	10	-	-	-	-	16	-
	10	10	-	-	-	-	17	-
Other related parties
GPA	-	-	169	168	-	-	67	41
Compre Bem	-	-	2	-	-	-	1	-

Joint venture
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	14	17	10	10	8	11	-	-
	14	17	181	178	8	11	68	41
Total	24	27	181	178	8	11	85	41

	Parent Company		Consolidated
	Transactions		Transactions
	Revenue (Expenses)		Revenue (Expenses)
	3/31/2021	3/31/2020	3/31/2020
Controlling shareholder
Wilkes Participações S/A	(1)	-	-
Casino Guichard Perrachon	(16)
	(17)	-	-
Other related parties
GPA	(6)	(71)	(71)
Compre Bem	1	1	1
Puntos Colombia	-	-	(25)
Tuya	-	-	5
Greenyellow	(7)	(2)	(7)
Casino Group	-	-	(8)
Others	-	-	(2)
	(12)	(72)	(107)
Total	(29)	(72)	(107)

19

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
10.2	Management compensation

Expenses referring to the statutory executive board compensation recorded in the Company’s statement of operations in the periods ended March 31, 2021 and 2020 as follows:

	Base salary	Variable compensation	Stock options plan	Total
2021	6	3	2	11
2020	4	2	1	7

The stock option plan refers to the Company’s executives holding GPA shares and this plan has been treated in the Company’s statement of operations, related expenses are allocated to the Company and recorded in the statement of operations against capital reserve – stock options in shareholders’ equity. There are no other short-term or long-term benefits granted to the members of the Company’s Management.

11	Investments in joint venture

The details of the Company's joint venture at the end of the period are presented below:

			Participation in investments - %
			3/31/2021
Group	Company	Country	Direct participation

Financeira Itaú CBD S.A.	Bellamar Empreendimento e Participações S.A.	Brasil	50.00

Investiments composition and breakdown

	Bellamar	Total
As of December 31, 2020	769	769
Share of profit and loss of associates	15	15
As of March 31, 2021	784	784

11.1	Acquisition of Bellamar’s participation

On December 31, 2020, the Company’s shareholders approved through extraordinary general meeting the exchange transaction between GPA and Sendas that comprised the acquisition of 50% of Bellamar’s participation which holds 35.76% of FIC’S capital stock. According to this transaction, the Company indirectly holds hereafter 17.88% of FIC’s capital stock.

The transaction related to Bellamar’s acquisition was assessed as a joint venture, in accordance with CPC 19 (R2) / IFRS 11 – Joint business.

Since the acquisition is a joint venture valued through the equity method, the assets identified, and the liabilities assumed are recorded within the investment line.

20

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

Corporate information

FIC has the practice off entire operations, as permitted by legal provisions, the issuance and management of owned and third parties’ credit cards, as well as the performance of correspondents’ function in the country. FIC’s operations are conducted by Itaú Unibanco Holding S.A.

In regard with corporate reorganization process involving the Company, see note 1.2, the Company prepared a study in order to evaluate the fair value of intangible assets and the indicative purchase price allocation (“PPA”) related to the minority participation acquisition of 17.88% of FIC’s shares, through Bellamar, by the Company on December 31, 2020.

Determination of consideration transferred through the acquisition

The Company transferred to GPA equivalent to 9.07% of Éxito’s shares, corresponding to 39,246,012 (thirty-nine million, two hundred forty-six thousand and twelve) shares.

Fair value of identified assets and liabilities acquired

Management hired an independent company to determine the value of FIC’s shares, evaluated in the range of R$4.69 up to R$4.93 per share.

In order to determine the value of shares during the spin-off process, it was adopted the amount of R$4.74, therefore, on December 31, 2020, the market value of FIC was in the amount of R$4,300, that represents the amount of R$1,538 related to the fair value of Bellamar’s investment on FIC.

According to the exchange transaction, the Company received 50% of Bellamar’s shares by means of fair value, in amount of R$769.

Composition of acquisition price

The preliminary study for the allocation of the acquisition value corresponding to the 17.88% participation in FIC of R$ 769 is in progress and should be concluded in the near future months.

11.2	Joint venture

The Company’s investment in Bellamar is recognized as a joint venture and is recorded through the equity method, in accordance with account standard CPC 18 / IAS 28 – Investments in associates and joint ventures. Based on equity method, the investment in a joint venture should be recognized by the cost, on the beginning. The account value of investment is adjusted for variation recognition purposes related to Company’s participation on shareholders’ equity of joint venture after the acquisition date.

The joint venture’s interim financial information is prepared on the same period basis of disclosure that the Company. When necessary, adjustments are made to ensure that polices are aligned with the Company’s.

After the method equity is applied, the Company determines if it is necessary recognize additional loss of recuperable value over investments related to the joint venture. The Company will determine, on each annual closing date of balance sheet, if exists objective evidence that means the investment on joint venture suffered loss due to the reduction of recuperable value. In case of such loss is identified, the Company calculates the value of loss due to the reduction of recuperable value as a difference between the joint venture’s recuperable value and the carrying amount and recognizes the loss on its statement of operations. On December 31, 2020, the analysis was not made by the Company, since on this date, the Company recognized the initial participation, regarding explanation on note 11.1.

21

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

12	Property, plant and equipment
12.1	Property, plant and equipment breakdown

	12/31/2020	Additions	Remeasurment	Write-off	Depreciation	Transfer and others	3/31/2021
Land	481	4	-	-	-	-	485
Building	609	21	-	-	(4)	-	626
Improvements	2,598	69	-	(1)	(43)	11	2,634
Equipment	635	21	-	-	(30)	4	630
Facilities	269	6	-	-	(6)	1	270
Furnitures and appliances	340	6	-	-	(12)	4	338
Constructions in progress	78	34	-	-	-	(29)	83
Others	37	2	-	-	(4)	6	41
Subtotal	5,047	163	-	(1)	(99)	(3)	5,107
Lease - right of use:
Buildings	2,423	61	103	(45)	(55)	4	2,491
Equipment	6	-	-	-	-	(1)	5
Subtotal	2,429	61	103	(45)	(55)	3	2,496
Total	7,476	224	103	(46)	(154)	-	7,603

22

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

	12/31/2019	Additions	Remeasurment	Write-off	Depreciation	Transfer and others (*)	3/31/2020
Land	450	37	-	-	-	(215)	272
Building	846	18	-	(16)	(3)	(389)	456
Improvements	1,849	170	-	-	(33)	282	2,268
Equipment	548	28	-	-	(25)	5	556
Facilities	265	7	-	(1)	(5)	(30)	236
Furnitures and appliances	290	10	-	-	(10)	7	297
Constructions in progress	37	23	-	-	-	(16)	44
Others	35	2	-	-	(3)	4	38
Subtotal	4,320	295	-	(17)	(79)	(352)	4,167
Lease - right of use:
Buildings	1,700	105	32	(4)	(39)	5	1,799
Equipment	5	-	-	-	-	-	5
Subtotal	1,705	105	32	(4)	(39)	5	1,804
Total	6,025	400	32	(21)	(118)	(347)	5,971

(*) On the first quarter 2020, the transfer column presents the capital contribution through GPA’s real state in the amount of R$57 and the transfer of fixed assets to “assets held for sale” in amount of R$409

23

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
12.2	Composition of property, plant and equipment

	3/31/2021			12/31/2020
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
Land	485	-	485	481	-	481
Building	730	(104)	626	704	(95)	609
Improvements	3,281	(647)	2,634	3,203	(605)	2,598
Equipment	1,084	(454)	630	1,061	(426)	635
Facilities	360	(90)	270	354	(85)	269
Furniture and appliances	522	(184)	338	513	(173)	340
Construction in progress	92	(9)	83	78	-	78
Others	108	(67)	41	101	(64)	37
	6,662	(1,555)	5,107	6,495	(1,448)	5,047
Finance lease	-	-		-	-
Building	3,310	(819)	2,491	3,205	(782)	2,423
Equipment	47	(42)	5	47	(41)	6
	3,357	(861)	2,496	3,252	(823)	2,429
Total Property, plant and equipment	10,019	(2,416)	7,603	9,747	(2,271)	7,476

12.3	Capitalized borrowing costs

The capitalized borrowing costs for the three-month periods ended March 31, 2021 were R$2 (R$6 on March 31, 2020). The rate used for the capitalization of borrowing costs was 141.75% (130.31% on March 31, 2020) of CDI, corresponding to the effective interest rate of loans taken by the Company.

12.4	Additions to property, plant and equipment for cash flow presentation purpose are as follows:
	3/31/2021	3/31/2020
Additions	224	400
Leases	(61)	(105)
Capitalized interest	(2)	(6)
Financing of property and equipment - Additions	(149)	(239)
Financing of property and equipment - Payments	162	244
Total	174	294

(i)	Additions related to the acquisition of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

24

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
(ii)	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the period with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

12.5	Other information

On March 31, 2021, the Company recorded in the cost of sales and services the amount of R$12 (R$7 on March 31, 2020), relating to the depreciation of machinery, building and facilities of distribution centers.

13	Intangible
	12/31/2020	Additions	Amortizations	3/31/2021

Goodwill	618	-	-	618
Softwares	70	3	(3)	70
Commercial rights	310	-	-	310
Tradename	39	-	-	39
	1,037	3	(3)	1,037

	12/31/2019	Additions	Amortizations	3/31/2020

Goodwill	616	-	-	616
Softwares	65	4	(3)	66
Commercial rights	313	-	(2)	311
Tradename	39	-	-	39
	1,033	4	(5)	1,032

25

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

	3/31/2021			12/31/2020
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount

Goodwill	871	(253)	618	1,740	(1,124)	616
Softwares	128	(58)	70	126	(55)	71
Commercial rights	327	(17)	310	327	(16)	311
Tradename	39	-	39	39	-	39
	1,365	(328)	1,037	2,232	(1,195)	1,037

13.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 16 as part of individual and consolidated financial statements as of December 31, 2020.

On December 31, 2020, the Company revised the plan used to assess impairment for Cash Generating Units (CGUs) and there is no significant deviation which could indicates losses or the need of a new evaluation for the period ended March 31, 2021. See the considerations related to the COVID-19 pandemic effects in note 1.3.

14	Trade payables, net
	Note	3/31/2021	12/31/2020
Product suppliers		4,357	5,450
Service providers		91	85
Service providers - Related parties	10.1	8	11
Bonuses from suppliers	14.1	(332)	(488)
Total		4,124	5,058

14.1	Commercial agreements

Such agreements include discounts obtained from suppliers. Those amounts are defined according to contracts agreements and include discounts based on purchase volume, joint marketing actions, logistics refund and others. The receipt occurs through the offset of outstanding invoices regarding supply agreement, therefore, the financial liquidity occur by the net amount.

26

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

15	Financial instruments

	Notes	3/31/2021	12/31/2020
Financial assets
Amortized cost
Related parties – assets	10	181	178
Trade receivables and other accounts receivable	7	99	117
Fair value through income
Cash and cash equivalentes	6	2,764	3,532
Financial instruments - fair value hedge – long position	15.7	8	68
Fair value through other comprehensive income
Trade receivables with credit card companies and sales tickets	7	134	99
Financial liabilities
Other financial liabilities - amortized cost
Related parties – liabilities	10	(85)	(41)
Trade payables	14	(4,124)	(5,058)
Financing through acquisition of assets	0	(22)	(34)
Borrowings and financing	15.7	(902)	(897)
Debentures	15.7	(6,600)	(6,599)
Lease liabilities	17	(2,862)	(2,776)
Fair value through income
Borrowings and financing, including derivatives	15.7	(70)	(335)
Net exposure		(11,479)	(11,746)

The fair value of other financial instruments described on the table above approximates to the carrying amount based on the existing payments terms. Financial instruments measured at amortized cost, whose fair values differ from book value are disclosed in note 15.4.

15.1	Considerations on risk factors that may affect the Company's business
15.1.1	Credit Risk

•                         Cash and cash equivalents

In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

•                    Trade receivables

Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by periodic analysis of the provision for losses.

The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

27

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

There are no amounts receivable or sales that are individually, higher than 5% of trade receivables or sales, respectively.

15.1.2	Interest rate risk

The Company obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

15.1.3	Foreign currency exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

15.1.4	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and adjusts taking into account changes in the economic conditions.

The capital structure is thus demonstrated:

	3/31/2021	12/31/2020
		Restated
Borrowings, financing and debentures	(7,572)	(7,831)
(-) Cash and cash equivalents	2,764	3,532
(-) Derivative financial instruments	8	68
Net debt	(4,800)	(4,231)
	-	-
Shareholders’ equity	1,590	1,347
% Net debt over Shareholders’ equity	302%	314%

15.1.5	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of March 31, 2021.

28

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings and financing	66	1,057	15	1,138
Debentures	2,148	5,417	-	7,565
Derivative financial instruments	(3)	(7)	(1)	(11)
Lease liabilities	449	1,997	2,913	5,359
Trade payables	4,124	-	-	4,124
Total	6,784	8,464	2,927	18,175

The table above was prepared considering the undiscounted cash flows of financial assets and liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves for the period ended on March 31, 2020. Therefore, certain balances are not consistent with the balances reported in the balance sheet.

15.2	Derivative financial instruments
	Reference value		Fair value
	3/31/2021	12/31/2020	3/31/2021	12/31/2020
Swap with hedge accounting
Hedge purpose (debt)	106	301	70	335

Long Position
Fixed rate	106	106	70	11
USD + Fixed	-	301	-	57

Short Position	(106)	(407)	(62)	-

Net hedge position	-	-	8	68

Realized and unrealized gains and losses on these contracts during the three-month periods ended March 31, 2021, are recorded as financial income or expenses and the balance receivable at fair value is R$8 (R$68 as of December 31, 2020). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the three-month periods ended March 31, 2021, resulted in a loss of R$10, recorded under debt of cost, note 24 (gain of R$108 as of March 31, 2020).

15.2.1	Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated using projected the future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

The fair value of exchange coupon swaps versus CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on the currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

29

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
15.3	Sensitivity analysis of financial instruments

According to Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of the B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 25% to 50% was taken into account, respectively, on risk variables, up to one year of financial instruments.

For a probable scenario, the weighted exchange rate was R$5.64 on the due date, and the interest rate weighted was 1.96% per year.

In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

The Company disclosed the net exposure of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

			Market projections
Transações	Risk (CDI Increase)	Balance on 03/31/2021	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and Financing	CDI + 3.60 per year	(915)	(947)	(955)	(963)
Fixed rate swap contract (Passive Tip)	CDI + 0.03 per year	(62)	(180)	(184)	(188)
Debentures	CDI + 2.08 per year	(6,582)	(6,794)	(6,847)	(6,900)
Total net effect (loss)		(7,559)	(7,921)	(7,986)	(8,051)

Cash equivalents	95.01%	2,764	2,825	2,841	2,856

Net exposure loss:		(4,795)	(5,096)	(5,145)	(5,195)

Net effect loss:			(301)	(350)	(400)

15.4	Fair values measurement

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC46 / IFRS13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Quoted (unadjusted) market prices in active markets for assets or liabilities.

Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable.

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

30

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the interim financial information:

	Carrying amount		Fair value
	3/31/2021	31/12/2020	31/03/2021	31/12/2020	Level
Trade receivables with credit cards companies and sales vouchers	134	99	134	99	2
Swaps of annual rates between currencies	-	57	-	57	2
Interest rate swaps	8	11	8	11	2
Borrowings and financing (fair value)	(70)	(335)	(70)	(335)	2
Borrowings and financing (amortized cost)	(7,502)	(7,496)	(7,987)	(6,529)	2
	(7,430)	(7,664)	(7,915)	(6,697)

There were no changes between fair value measurement hierarchy levels during the period ended March 31, 2021.

Interest rate swaps, cross-currency and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

15.5	Operations with derivative financial instruments

The Company has derivative contracts with the following financial institutions: Itaú BBA.

The outstanding derivative financial instruments are presented in the table below:

Description	Reference value	Maturity	3/31/2021	12/31/2020
Debt
USD – BRL	US$ 50	2021	-	57
Interest rate swaps registered at CETIP
Pre-fixed rate x CDI	R$ 54	2027	4	5
Pre-fixed rate x CDI	R$ 52	2027	4	6
Derivatives - Fair value hedge - Brazil			8	68

31

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
15.6	Borrowings and financing
15.7	Debt composition
	Weighted average	3/31/2021	12/31/2020
Current
Debentures and promissory notes
Debentures and promissory notes	CDI + 2.29 per year	1,866	1,864
Borrowing costs		(24)	(24)
Total of debentures and promissory notes		1,842	1,840

Borrowings and financing
In national currency
Working capital	TR + 9.80%	12	12
Working capital	CDI + 3.00 per year	15	9
Borrowing costs		(5)	(5)
Total national currency		22	16
In foreign currency
Working capital	USD + 2.35% per year	-	264
Total foreign currency		-	264
Total of borrowings and financing		22	280
Derivative financial instruments
Swap contracts	CDI +0.59 per year	(1)	(57)
Total derivative financial instruments		(1)	(57)
Total current		1,863	2,063

	Weighted average	31/03/2021	31/12/2020
Non-current
Debentures and promissory notes
Debentures and promissory notes	CDI + 2.49 per year	4,775	4,780
Borrowing costs		(17)	(21)
Total of debentures and promissory notes		4,758	4,759
Borrowings and financing
In national currency
Working capital	TR + 9.80%	57	60
Working capital	CDI + 1.97 per year	900	901
Borrowing costs		(7)	(9)
Total national currency		950	952
Total of borrowings and financing		950	952
Derivative financial instruments
Swap contracts	CDI + 0.03 per year	(7)	(11)
Total derivative financial instruments		(7)	(11)
Total non-current		5,701	5,700

Total		7,564	7,763

Current assets		1	57
Non-current assets		7	11
Current liabilities		1,864	2,120
Non-current liabilities		5,708	5,711

32

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
15.8	Rollforward
Amount
Balance on December 31, 2019	8,467
Funding	203
Interest provision	124
Swap contracts	(58)
Mark-to-market	1
Exchange rate and monetary variation	57
Borrowing costs	10
Interest amortization	(200)
Principal amortization	(46)
Swap amortization	1
Balance on March 31, 2020	8,559

Amount
Balance on December 31, 2020	7,763
Interest provision	82
Swap contracts	(10)
Mark-to-market	2
Exchange rate and monetary variation	9
Debt modification effect IFRS 9	(13)
Borrowing costs	6
Interest amortization	(71)
Principal amortization	(271)
Swap amortization	67
Balance on March 31, 2021	7,564

15.9	Schedule of non-current maturities

Maturity	Amount
From 1 to 2 years	2,476
From 2 to 3 years	2,770
From 3 to 4 years	215
From 4 to 5 years	215
After 5 years	49
Total	5,725

Funding cost	(24)
Total	5,701

33

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
15.10	Debentures and promissory notes
				Date
	Type	Issue amount	Outstanding Debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	3/31/2021	12/31/2020
First Issue of Promissory Notes - 2nd series	non-preemptive right	50	1	7/4/2019	7/5/2021	CDI + 0.72% per year	52,998,286	54	53
First Issue of Promissory Notes - 3rd series	non-preemptive right	50	1	7/4/2019	7/4/2022	CDI + 0.72% per year	52,998,286	54	53
First Issue of Promissory Notes - 4th series	non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	52,998,286	268	267
First Issue of Promissory Notes - 5th series	non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	52,998,286	215	214
First Issue of Promissory Notes - 6th series	non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	52,998,286	215	213
First Issue of Debentures - 2nd series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2021	CDI + 2.34% per year	876	1,759	1,762
First Issue of Debentures - 3rd series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2022	CDI + 2.65% per year	1,004	2,031	2,033
First Issue of Debentures - 4th series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2023	CDI + 3% per year	1,005	2,045	2,049
Borrowing cost								(41)	(45)
								6,600	6,599

Current								1,842	1,840
Non-current								4,758	4,759

The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

34

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
15.11	Guarantees

The company signed promissory notes for certain borrowings agreements.

15.12	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these liabilities for Real linked to CDI (floating) interest rates. These agreements have the same debt term and protect the interest rates and principal and are signed with the same due dates and in the same economic group. The annual weighted average rate on March 31, 2021 was 2.02% of CDI (2.76% on December 31, 2020).

15.13	Financial covenants

In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s consolidated financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 5.0 not exceeding equity; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25.

Also, the instrument of the 1st issuance of the Company’s debentures provides for a restrictive covenant that determines limits for distribution of dividends above the legal minimum and higher indebtedness for the acquisition of other entities.

On March 31, 2021, the Company was compliant with those ratios. In addition, the Company has been complying with all restrictive covenants, and, over the last three years ended on December 31, 2020, no event occurred that would require the Company to accelerate the payment of its debts.

15.14	Cash flow hedge

The Company used NDF – Non-Deliverable Forward agreements to hedge against COP/BRL exchange rate variation due to the corporate restructuring in Latin America. The NDFs agreements were designated for cash flow hedge and already concluded on December 31, 2020. The effect of this transaction is in the consideration paid in the Éxito acquisition.

16	Provision for legal proceedings

The provision for legal proceedings is estimated by the Company and it is corroborated by its legal advisors, and such provision is recorded in sufficient amount to settle losses assessed and classified as probable.

35

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2019	143	61	36	240
Additions	-	3	2	5
Reversal	-	(2)	(1)	(3)
Payments	-	(1)	-	(1)
Monetary correction	-	3	2	5
Balance as of March 31, 2020	143	64	39	246

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2020	169	64	49	282
Additions	2	11	1	14
Reversal	(4)	(4)	(1)	(9)
Payments	-	(3)	(1)	(4)
Monetary correction	3	2	3	8
Balance as of March 31, 2021	170	70	51	291

16.1	Tax claims

Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

The main tax claims provisioned are as follows:

The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) staple basket; (iv) IPI on resale of imported goods and (v) other matters.

The provisioned amount on March 31, 2021, for these matters is R$170 (R$169 on December 31, 2020).

16.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On March 31, 2021, the Company recorded a provision of R$70 (R$64 on December 31, 2020), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

36

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
16.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On March 31, 2021, the provision for these lawsuits amounted to R$8 (R$23 on December 31, 2020), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On March 31, 2021, the provision for these lawsuits is R$5 (R$5 on December 31, 2020).

The Company’s total civil and regulatory claims on March 31, 2021, is R$51 (R$49 on December 31, 2020).

16.4	Possible contingent liabilities

The Company is party to other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,401 on March 31, 2021 (R$2,408 on December 31, 2020). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$467 on March 31, 2021 (R$466 on December 31, 2020).

COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$626 as of March 31, 2021 (R$632 on December 31, 2020). Regarding the IPI assessments, there was a judgment in August 2020 in the STF that decided against taxpayers. However, in the analysis of the specific cases by our legal advisors, we consider that the risk of loss remained as possible.

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from purchases from suppliers’ acquisitions considered unqualified by the registry of the State Revenue Service, among others matters. These tax assessments amount to R$1,218 on March 31, 2021 (R$1,235 on December 31, 2020). These proceedings are pending final judgment at the administrative and judicial levels.

37

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$12 on March 31, 2021 (R$13 on December 31, 2020). These proceedings are pending judgment at the administrative and judicial levels.

INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$22 on March 31, 2021 (R$21 on December 31, 2020). Proceedings have been discussed in the administrative and judicial levels. On August 28, 2020, the STF, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been monitoring the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be made.

Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$38 on March 31, 2021 (R$24 on December 31, 2020).

The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on March 31, 2021, the estimated amount, in case of success of all lawsuits, was approximately R$18 (R$17 on December 31, 2020).

16.5	Guarantees

The Company granted guarantees to judicial process related a civil, tax and labor nature, described below:

Lawsuits	Letter of guarantees	Total

Tax claims	391	391
Social security and labor	97	97
Civil and others	28	28
Total	516	516

16.6	Deduction of ICMS from the calculation basis of PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that the ICMS should be excluded from the calculation basis of PIS and COFINS.

Since such decision, the proceedings have been brought forward by our legal advisors without

38

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

any change in management's judgment, but without the final decision on the appeal filed by the Attorney General. The Company and its legal counsel believe that decision on this appeal will limit the right of the lawsuit filed by the Company. However, the elements of the proceedings are still pending decision and do not allow the recognition of assets related to the credits to be raised since the filing of the lawsuit in 2003. The Company expects a potential credit amount of R$ 178.

16.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company recorded amounts referring to judicial deposits in its assets as follows.

Lawsuits	3/31/2021	12/31/2020

Tax claims	65	64
Social security and labor	66	67
Civil and others	2	3
Total	133	134

17.	Leases
17.1	Minimum future payments and potential right of PIS and COFINS

Leasing agreements totaled R$ 2,862 on March 31, 2021 (R$ 2,776 on December 31, 2020). The minimum future payments as leases, by leases term and with the fair value of minimum lease payments, are as follows:

	3/31/2021	12/31/2020
Financial lease liabilities - minimum payments
Less than 1 year	184	172
1 to 5 years	934	866
More than 5 years	1,744	1,738
Present value of financial lease agreements	2,862	2,776

Future financing charges	2,497	2,478
Gross amount of financial lease agreements	5,359	5,254
PIS and COFINS embedded in the present value of lease agreements	174	169
PIS and COFINS embedded in the gross value of lease agreements	326	319

Lease liabilities interest expense is stated in note 24. The incremental interest rate of the Company on the signing date of the agreement was 10.4% in the period ended March 31, 2021 (9.72% on December 31, 2020).

39

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

If the Company had adopted the projection of inflation imbedded in the nominal incremental rate and converting to a present value as a calculation method, the average percentage of inflation to be project for year will be 4.7% approximately. The average term of the agreements analyzed is 15.1 years.

17.2	Lease obligation rollforward
Amount
As of December 31, 2019	1,885
Funding - Lease	105
Remeasurement	32
Interest provision	49
Amortizations	(71)
Write-off due to early termination of agreement	(4)
Acquisition of partnership	9
As of March 31, 2020	2,005

Current	119
Non-current	1,886

Amount
As of December 31, 2020	2,776
Funding - Lease	61
Remeasurement	103
Interest provision	67
Amortizations	(97)
Write-off due to early termination of agreement	(48)
As of March 31, 2021	2,862

Current	184
Non-current	2,678

17.3	Lease expense on variable rents, low-value, and short-term assets
	Parent Company	Parent Company and Consolidated
	3/31/2021	12/31/2020
(Expenses) revenues for the period:
Variables (1% of sales)	(3)	(4)
Subleases (*)	7	6

(*) It refers mainly to the revenue from rental contracts to be received from commercial galleries.

40

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
18.	Deferred revenues
	3/31/2021	12/31/2020

Back Lights	140	186
Checkstand	28	29
Gift card	1	2
Others	8	11
Total	177	228

Current	176	227
Non-current	1	1

The Company received in advance amounts referring to the rental of backlight panels, supplier product exhibition modules, or check stands, rental of displays, and front-fee anticipation with credit card operators.

19.	Income tax and social contribution
19.1	Reconciliation of income tax and social contribution expense

	Parent Company		Consolidated
	3/31/2021	3/31/2020	3/31/2020
			Restated
Earnings before income tax and social contribution	349	155	171
Expense of income tax and social contribution at nominal rate	(119)	(53)	(58)
Adjustments to reflect the effective rate
Share of profit	5	(5)	-
Tax benefits	3	3	3
Other permanent differences	2	-	-
Effective income tax	(109)	(55)	(55)

Income tax and social contribution for the period
Current	(100)	(77)	(77)
Deferred	(9)	22	22
Income tax and social contribution expenses	(109)	(55)	(55)

Effective rate	31.2%	35.5%	32.2%

41

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
19.2	Breakdown of deferred income tax and social contribution

Key components of deferred income tax and social contribution in the balance sheet are the following:

	3/31/2021			12/31/2020
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Provision for legal proceedings	81	-	81	81	-	81
Exchange rate variation	-	(2)	(2)	26	-	26
Goodwill tax amortization	-	(317)	(317)	-	(315)	(315)
Mark-to-market adjustment	-	(1)	(1)	-	(2)	(2)
Property, plant and equipment, intangible and investment properties	34	-	34	37	-	37
Unrealized gains with tax credits	-	(35)	(35)	-	(60)	(60)
Cash flow hedge	-	(19)	(19)	-	(20)	(20)
Lease net of right of use	137	-	137	131	-	131
Present value adjustment	20	-	20	24	-	24
Others	11	-	11	16	-	16
Gross deferred income tax and social contribution assets (liabilities)	283	(374)	(91)	315	(397)	(82)

Compensation	(283)	283	-	(315)	315	-

Net deferred income tax and social contribution assets (liabilities), net	-	(91)	(91)	-	(82)	(82)

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of the Company.

The Company estimates the recovery of the deferred tax assets as follows:

Years	Amount
Up to one year	44
From 1 to 2 years	92
From 2 to 3 years	4
From 3 to 4 years	10
From 4 to 5 years	6
Above 5 years	127
283

42

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
19.3	Rollforward
	3/31/2021	12/31/2020
At the beginning of the period	(82)	(395)
Benefits (expenses) in the period	(9)	268
Corporate reorganization	-	45
At the end of the period	(91)	(82)

20	Shareholders’ equity
20.1	Capital stock and stock rights

The Company’s capital stock on March 31, 2021 is R$ 761 (R$ 761 on December 31, 2020), represented by 268 million registered common shares, (268 million on December 31, 2020), all non-par and registered shares. According to the Company's bylaws, the Company’s authorized capital stock may be increased up to 400 million common shares.

20.2	Distribution of dividends and interest on equity

The Extraordinary Shareholders’ Meeting held on September 29, 2020 approved the interim payment of interest on equity, in the gross amount of R$ 310, over which the withholding income tax was deducted in the amount of R$ 46, corresponding to the net amount of R$ 264.

Management proposed dividends to be distributed, considering the anticipation of interest on equity to its shareholders, calculated as follows:

12/31/2020
Restated
Net income for the year	1,398
% Legal reserve	5.0%
Legal reserve for the year	5
Base for dividends	1,393
Interest on equity payment – net	264
Minimum mandatory dividends - 25%	349
Dividends proposed payable	85

On March 26, 2021, the amount of dividends and profits company’s destination related to year ended December 31, 2020 proposed by the Management were disclosed to the market. Such management’s proposal was approved on April 28, 2021 (see note 28.2) and the amount of dividends will be adjusted to reflect the minimum percentage required by law.

20.3	Legal reserve

Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital. On March 31, 2021, the amount is R$152 (R$152 on December 31, 2020).

43

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

The destination differs from the financial statements, since the destination of 5% of net income to the legal reserve would result on the exceeding of 20% of capital stock.

21	Net operating revenue

	Parent Company	Parent Company and Consolidated
	3/31/2021	3/31/2020
Gross operating revenue		Restated
Goods	10,347	8,569
Services rendered and others	25	25
	10,372	8,594

(-) Revenue deductions
Returns and sales cancellation	(17)	(13)
Taxes	(907)	(743)
	(924)	(756)

Net operating revenue	9,448	7,838

22	Expenses by nature
	Parent Company	Parent Company and Consolidated
	3/31/2021	3/31/2020
		Restated
Inventory costs	(7,813)	(6,507)
Personnel expenses	(567)	(464)
Outsourced services	(58)	(56)
Selling expenses	(139)	(105)
Functional expenses	(166)	(154)
Other expenses	(91)	(49)
	(8,834)	(7,335)

Cost of sales	(7,941)	(6,621)
Selling expenses	(756)	(620)
General and administrative expenses	(137)	(94)
	(8,834)	(7,335)

44

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)
23	Other operating expenses, net
	Parent Company	Parent Company and Consolidated
	3/31/2021	3/31/2020
		Restated
Result with property and equipment	2	(17)
Provision for legal proceedings	-	(3)
Reestructuring expenses	(2)	(26)
Covid-19 spending on prevention	-	(14)
Others	(1)	-
Total	(1)	(60)

24	Net financial result
	Parent Company	Parent Company and Consolidated
	3/31/2021	3/31/2020
Financial expenses		Restated
Cost of debt	(78)	(133)
Cost and discount of receivables	(6)	(11)
Monetary correction (liabilities)	(3)	(24)
Interest on leasing liabilities	(64)	(47)
Other financial expenses	-	(3)
Total financial expenses	(151)	(218)

Financial revenues
Cash and cash equivalents profitability	8	1
Monetary correction (assets)	8	60
Other financial revenues	1	2
Total financial revenues	17	63
Total	(134)	(155)

25	Earnings per share

The Company calculates earnings per share by dividing the net income, referring to each class of share, by total outstanding common shares during the period.

At the extraordinary general shareholders´ meeting held on October 5, 2020, Company’ shareholders voted to approve the reverse stock split of 3,269,992,034 (three billion, two hundred and sixty-nine million, nine hundred and ninety-two thousand and thirty-four) common shares, with no par value issued by Company, in the proportion of 12.1854776946393 to 1 (one) (the “Reverse Stock Split”). Immediately following the Reverse Stock Split, capital stock of Company was represented by 268,351,567 (two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven) common shares, with no par value.

45

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each period:

	3/31/2021	3/31/2020
Basic and diluted number:		Restated
Allocated basic earnings and not distributed from continued operation	240	100
Net income allocated available to common shareholders	240	100

Basic and diluted denominator (millions of shares)
Weighted average of the number of shares	268	258
Basic and diluted earnings per million shares (R$) from continued operation	0.89552	0.38760
Basic and diluted earnings per million shares (R$) available to shareholders	0.89552	0.38760

26	Non-cash transactions

The Company had transactions that did not represent a cash disbursement, and therefore, such transactions were note presented in the cash flow statements, as described below:

• Purchase of property, plant and equipment not yet paid, in note 12.4

27	Discontinued operation

At the Extraordinary Shareholders’ meeting held on December 31, 2020, shareholders of the Company and GPA approved the corporate restructuring proposal which consisted of the full spin-off of Éxito to GPA. Éxito is a Colombian company operating in Colombia under the banners of Éxito, Carulla, Super Inter, Surtimax, and Surtimayorista supermarkets and hypermarkets, in Argentina, under the Libertad banner, and in Uruguay under Disco and Devoto banners. Also, Éxito operates shopping malls in Colombia under the banner Viva.

46

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

On March 31, 2020, Éxito’s results were classified as a discontinued operation as follows:

Statement of operations	3/31/2020

Net operating revenue	5,095
Cost of sales	(3,853)
Gross profit	1,242
Opertating expenses, net
Selling expenses	(703)
General and administrative expenses	(243)
Depreciation and amortization	(170)
Share of loss of associates	(29)
Other operating expenses, net	(47)
(1,192)
Operating profit before net financial result	50

Net financial result	(42)

Income before income taxes	8

Income tax and social contribution	(2)

Net income for the period	6

Comprehensive income results as presented below:	3/31/2020
Net income for the period	6

Items that may be subsequently reclassified to statement of operations
Exchange rate variation of foreign Investments	276
Other comprehensive income	(1)
Comprehensive income for the period	281

47

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

Net cash flow incurred are:	3/31/2020
Operational activities	(1,518)
Investment activities	(88)
Financing activities	964
Exchange rate variation on cash and cash equivalents	156
Net cash used	(486)

Earnings per share:	3/31/2020
Basic and diluted	0.0134

Operation segment:	3/31/2020

Net sales	5,095
Gross profit	1,242
Depreciation and amortization	(170)
Share of loss of associates	(29)
Operating profit	50
Net financial result	(42)
Income before income taxes	8
Income taxes and social contribution	(2)
Net income for the period	6

12/31/2020
Current assets	8,014
Non-current assets	18,930
Current liabilities	9,729
Non-current liabilities	3,620
Equity capital/ minority	13,595

The Éxito Group's operations were treated as a separate segment on March 31, 2020 and as result of the discontinuity of its operation in the financial statements as of December 31, 2020, the Company operates now as a single segment, as described in note 1.2.

28	Subsequent events

28.1	Approval of second issuance of debentures

On April 22, 2021, the board of directors approved the second issuance of non-convertible, unsecured debentures in up to two series, in an aggregate amount of up to R$1,200. These debentures will be offered in Brazil with restricted placement efforts in accordance with Brazilian law. The proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. The debentures of the first series will accrue interest at a rate of CDI + 1.70% per annum, payable semi-annually through maturity, which will be five years from their issuance date. The principal amount of the debentures of the first series will be payable in two equal installments, one in 2025 and one at maturity. The debentures of the second series will accrue interest at a rate of CDI + 1.95% per annum, payable semi-annually through maturity, which will be seven years from their issuance date.  The principal amount of the debentures of the second series will be payable in two equal installments, one in 2027 and one at maturity.

48

Sendas Distribuidora S.A. Notes to the Interim Financial Information As of March 31, 2021 (In millions of Brazilian Reais, unless otherwise stated)

28.2	Approval of dividend distribution

At the general shareholders’ meeting held on April 28, 2021, the shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$349, calculated in accordance with Brazilian Corporate Law and the Company’s bylaws, with respect to the fiscal year ended December 31, 2020. This amount corresponds to R$1.29846211682919 per common share. Of the total amount, R$264 was paid on November 27, 2020 as interest on shareholders’ equity, and R$85 will be payable as follows: (i) on June 7, 2021, to holders of common shares based on the shareholding composition of April 28, 2021; and (ii) on June 14, 2021, to holders of ADSs as of April 30, 2021. The residual amount payable corresponds to R$0.31654126223623 per common share.

50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer